Exhibit 99.2

Autohome Inc. Announces Unaudited First Quarter Ended March 31, 2021 Financial Results

BEIJING, May 27, 2021 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights1

•	Net Revenues in the first quarter of 2021 were RMB1,841.6 million ($281.1 million), an increase of 19.1% year-over-year.

•

Online Marketplace and Others Revenues in the first quarter of 2021 were RMB539.1 million ($82.3 million), an increase of 74.0% year-over-year. Data Products achieved revenue growth of 64.9% year-over-year in the first quarter of 2021. Revenue contribution from TTP Car, Inc. (TTP) [2] in the first quarter of 2021 was higher than the Company’s prior expectation.

•	Net Income attributable to Autohome Inc. in the first quarter of 2021 was RMB633.8 million ($96.7 million), compared to RMB587.2 million for the corresponding period of 2020.

•	Adjusted Net Income attributable to Autohome Inc. (Non-GAAP)[3] in the first quarter of 2021 was RMB734.9 million ($112.2 million), compared to RMB646.2 million for the corresponding period of 2020.

Mr. Quan Long, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “We are very pleased with our achievements in the first quarter with total revenues increasing 19.1% year-over-year, driven by our resilient core business and robust new initiatives. During the quarter, we deepened our cooperation with new energy vehicle (“NEV”) automakers in order to capture more growth opportunities. We also upgraded our main App with a more streamlined interface and cleaner functionality, further enhancing our user experience and with younger demographics in mind.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.5518 on March 31, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

TTP Car, Inc., or TTP, a company operating an online bidding platform for used automobiles. Starting the first quarter of 2021, the Company consolidated TTP’s operating results. In the statements of operations, TTP’s revenue is recorded as “online marketplace and others”. In April 2021, the Company completed the second closing of its investment in TTP, in exchange for an additional 4.17% preferred shares of TTP involving a value of US$25 million. After the second closing, the Company holds investments in TTP both in forms of convertible bonds and preferred shares, representing in aggregate 51.00% of TTP’s equity interest on as-converted basis.

[3]

Adjusted net income attributable to Autohome Inc. (Non-GAAP) is defined as net income attributable to Autohome Inc., excluding share-based compensation expenses, amortization expenses of intangible assets related to acquisitions, certain noncontrolling interests adjustments for TTP (which for the first time starting in Q1 of 2021 included interest income related to convertible bond investment to TTP, which is eliminated in consolidation), and accretion of convertible redeemable noncontrolling interests to redemption value. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Long added, “We’re witnessing that changes are coming to the automotive industry. In the face of a challenging macro environment and fluctuation in automobile sales stemming from the pandemic, the auto industry has started to step up efforts towards a digital transformation. Emerging premium electric vehicle brands and the traditional auto manufacturers’ investments in new energy vehicles have also accelerated the growth in the NEV space. In addition, some new players with extensive expertise in internet services are tapping into the smart automobile market, intensifying the competition in this field. All these trends are reshaping the automotive market landscape, including the overall industry value chain. Against the backdrop of this new market and industry dynamic, last year, we rolled out our 4.0 strategies, namely AI, Big data and Cloud capability, and SaaS strategies. Now, we are also planning an upgrade of these strategies by finetuning our action plans to the execution as we seek to better capture industry opportunities and achieve continued high-quality developments. We expect to announce updates on these action plans in the second half of the year. As a platform with a massive and engaged user base of more than 40 million daily active users, solid business fundamentals, industry-leading innovative capability, as well as effective and strong execution capabilities, we are confident that Autohome can grow beyond its current standing and tap into new growth potentials.”

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “We kicked off the year with a solid first quarter. Our data products continued on its strong growth trajectory while TTP delivered a larger-than-expected contribution to our topline. These achievements reflect Autohome’s leading position in these key areas. An additional notable milestone for us during the quarter was Autohome’s successful listing on the Hong Kong Stock Exchange in mid-March. Besides, Autohome’s Hong Kong-listed stock will be added to Hang Seng TECH Index and Hang Seng Composite Index, opening a new journey for Autohome. In the past few years, Autohome has been leading the development of the industry. As we move ahead, with our strong balance sheet and profitability, we’re confident that Autohome will bring more value to both our users and customers and deliver long-term return to our shareholders”

Unaudited First Quarter 2021 Financial Results

Net Revenues

Net revenues in the first quarter of 2021 were RMB1,841.6 million ($281.1 million), compared to RMB1,546.6 million in the corresponding period of 2020.

•	Media services revenues were RMB604.8 million ($92.3 million), compared to RMB566.3 million in the corresponding period of 2020.

•	Leads generation services revenues were RMB697.6 million ($106.5 million), compared to RMB670.5 million in the corresponding period of 2020.

•

Online marketplace and others revenues increased by 74.0% year-over-year to RMB539.1 million ($82.3 million) from RMB309.9 million in the corresponding period of 2020. The increase was primarily attributable to the consolidation of TTP, and the increased contribution from data products.

Cost of Revenues

Cost of revenues was RMB243.1 million ($37.1 million) in the first quarter of 2021, compared to RMB177.9 million in the corresponding period of 2020. The increase was primarily attributable to the impact of consolidation of TTP. In addition, cost of revenues included share-based compensation expenses of RMB6.8 million ($1.0 million) during the first quarter of 2021, compared to RMB5.1 million in the corresponding period of 2020.

Operating Expenses

Operating expenses were RMB1,115.8 million ($170.3 million) in the first quarter of 2021, compared to RMB905.3 million in the corresponding period of 2020.

•

Sales and marketing expenses were RMB682.6 million ($104.2 million) in the first quarter of 2021, compared to RMB524.2 million in the corresponding period of 2020. The increase was primarily attributable to the impact of consolidation of TTP, increased execution expenses to support automakers and dealers and business development. Sales and marketing expenses for the first quarter of 2021 included share-based compensation expenses of RMB11.1 million ($1.7 million), compared to RMB11.0 million in the corresponding period of 2020.

•

General and administrative expenses were RMB128.6 million ($19.6 million) in the first quarter of 2021, compared to RMB89.2 million in the corresponding period of 2020. The increase was primarily attributable to the impact of consolidation of TTP. General and administrative expenses for the first quarter of 2021 included share-based compensation expenses of RMB7.6 million ($1.2 million), compared to RMB18.9 million in the corresponding period of 2020.

•

Product development expenses were RMB304.6 million ($46.5 million) in the first quarter of 2021, compared to RMB291.9 million in the corresponding period of 2020. The increase was primarily attributable to higher investment in research and development activities. Product development expenses for the first quarter of 2021 included share-based compensation expenses of RMB28.3 million ($4.3 million), compared to RMB22.9 million in the corresponding period of 2020.

Operating Profit

Operating profit was RMB566.6 million ($86.5 million) in the first quarter of 2021, compared to RMB585.9 million in the corresponding period of 2020.

Income Tax Expense

There was an income tax expense of RMB65.0 million ($9.9 million) in the first quarter of 2021, compared to income tax expense of RMB125.5 million in the corresponding period of 2020.

Net Income attributable to Autohome Inc. and Earnings per Share/ADS

Net income attributable to Autohome Inc. was RMB633.8 million ($96.7 million) in the first quarter of 2021, compared to RMB587.2 million in the corresponding period of 2020. Basic and diluted earnings per share(“EPS”) were RMB1.31 ($0.20) and RMB1.31 ($0.20), respectively, as compared to basic and diluted EPS of RMB1.23 and RMB1.23, respectively, in the corresponding period of 2020. Basic and diluted earnings per ADS were RMB5.24 ($0.80) and RMB5.22 ($0.80), respectively, as compared to basic and diluted earnings per ADS of RMB4.93 and RMB4.91, respectively, in the corresponding period of 2020.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc., excluding share-based compensation expenses, amortization expenses of intangible assets related to acquisitions, certain noncontrolling interests adjustments for TTP (which for the first time starting in Q1 of 2021 included interest income related to convertible bond investment to TTP, which is eliminated in consolidation) and accretion of convertible redeemable noncontrolling interests to redemption value, was RMB734.9 million ($112.2 million) in the first quarter of 2021, compared to RMB646.2 million in the corresponding period of 2020. Non-GAAP basic and diluted EPS were RMB1.52 ($0.23) and RMB1.52 ($0.23), respectively, compared to non-GAAP basic and diluted EPS of RMB1.36 and RMB1.35, respectively, in the corresponding period of 2020. Non-GAAP basic and diluted earnings per ADS were RMB6.08 ($0.93) and RMB6.06 ($0.92), respectively, compared to non-GAAP basic and diluted EPS of RMB5.43 and RMB5.40, respectively, in the corresponding period of 2020.

Balance Sheet and Cash Flow

As of March 31, 2021, the Company had cash and cash equivalents and short-term investments of RMB17.27 billion ($2,636.0 million). Net cash provided by operating activities in the first quarter of 2021 was RMB546.2 million ($83.4 million).

Employees

The Company had 6,152 employees as of March 31, 2021, including 2,352 employees from TTP.

Hong Kong Listing

On March 15, 2021, the Company successfully listed on the Main Board of the Hong Kong Stock Exchange with the stock code “2518”, with a global offering of 24,738,400 new ordinary shares (including 4,544,000 ordinary shares issued on April 13, 2021 pursuant to the full exercise of the over-allotment option). Gross proceeds from the global offering, before deducting underwriting fees and other offering expenses, were approximately HK$4,361.4 million.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, May 27, 2021 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland China:	8009-880-563/ 400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	13631575#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until June 2, 2021:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	319340290#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and per ADS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses, amortization expenses of intangible assets related to acquisitions, certain noncontrolling interests adjustments for TTP (which for the first time starting in Q1 of 2021 included interest income related to convertible bond investment to TTP, which is eliminated in consolidation) and accretion of convertible redeemable noncontrolling interests to redemption value. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets, share-based compensation expenses and accretion of convertible redeemable noncontrolling interests to redemption value. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended March 31,
	2020	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	566,310	604,824	92,314
Leads generation services	670,459	697,634	106,480
Online marketplace and others	309,860	539,123	82,286

Total net revenues	1,546,629	1,841,581	281,080

Cost of revenues	(177,862)	(243,123)	(37,108)

Gross profit	1,368,767	1,598,458	243,972

Operating expenses:
Sales and marketing expenses	(524,221)	(682,633)	(104,190)
General and administrative expenses	(89,152)	(128,625)	(19,632)
Product development expenses	(291,938)	(304,551)	(46,484)

Total operating expenses	(905,311)	(1,115,809)	(170,306)

Other income, net	122,471	83,985	12,819

Operating profit	585,927	566,634	86,485

Interest income	137,391	129,703	19,797
Loss from equity method investments	(1,455)	(197)	(30)
Fair value change of other non-current assets	(9,116)	—	—

Income before income taxes	712,747	696,140	106,252

Income tax expense	(125,484)	(65,033)	(9,926)

Net income	587,263	631,107	96,326

Accretion of Convertible redeemable noncontrolling interests to redemption value	—	(327,073)	(49,921)
Net income / (loss) attributable to noncontrolling interests	(84)	329,765	50,332
Net income attributable to Autohome Inc.	587,179	633,799	96,737

Earnings per share for ordinary shares
Basic	1.23	1.31	0.20
Diluted	1.23	1.31	0.20
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	4.93	5.24	0.80
Diluted	4.91	5.22	0.80
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	476,276,352	483,498,580	483,498,580
Diluted	478,588,904	485,207,380	485,207,380

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended March 31,
	2020	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	587,179	633,799	96,737
Plus: income tax expense	125,484	65,033	9,926
Plus: depreciation of property and equipment	32,405	50,694	7,737
Plus: amortization of intangible assets	3,230	2,969	453

EBITDA	748,298	752,495	114,853

Plus: share-based compensation expenses	57,857	53,837	8,217
Plus: Accretion of Convertible redeemable noncontrolling interests to redemption value	—	70,490	10,759

Adjusted EBITDA	806,155	876,822	133,829

Net income attributable to Autohome Inc.	587,179	633,799	96,737
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	174
Plus: share-based compensation expenses	57,857	53,837	8,217
Plus: accretion of Convertible redeemable noncontrolling interests to redemption value	—	70,490	10,759
Minus: certain noncontrolling interests adjustments for TTP	—	(24,370)	(3,720)

Adjusted net income attributable to Autohome Inc.	646,175	734,895	112,167

Non-GAAP Earnings per share for ordinary share
Basic	1.36	1.52	0.23
Diluted	1.35	1.52	0.23
Non-GAAP earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	5.43	6.08	0.93
Diluted	5.40	6.06	0.92
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	476,276,352	483,498,580	483,498,580
Diluted	478,588,904	485,207,380	485,207,380

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2020	2021
	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,751,222	5,386,697	822,171
Restricted Cash	—	88,311	13,479
Short-term investments	12,878,176	11,883,925	1,813,841
Accounts receivable, net	3,124,197	2,785,861	425,205
Amounts due from related parties, current	47,303	21,065	3,215
Prepaid expenses and other current assets	563,182	667,898	101,941

Total current assets	18,364,080	20,833,757	3,179,852

Non-current assets
Restricted cash, non-current	17,926	11,950	1,824
Property and equipment, net	410,081	404,736	61,775
Goodwill and intangible assets, net	4,511,812	4,490,704	685,415
Long-term investments	70,418	70,221	10,718
Deferred tax assets	79,661	79,662	12,159
Other non-current assets	276,867	261,516	39,915

Total non-current assets	5,366,765	5,318,789	811,806

Total assets	23,730,845	26,152,546	3,991,658

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,577,709	2,071,180	316,123
Advance from customers	127,235	100,562	15,349
Deferred revenue	1,315,667	1,385,627	211,488
Income tax payable	85,177	98,975	15,107
Amounts due to related parties	79,895	64,510	9,846

Total current liabilities	4,185,683	3,720,854	567,913

Non-current liabilities
Other liabilities	104,861	91,872	14,022
Deferred tax liabilities	631,509	567,595	86,632

Total non-current liabilities	736,370	659,467	100,654

Total liabilities	4,922,053	4,380,321	668,567

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,056,237	1,383,310	211,134

EQUITY
Total Autohome Inc. shareholders’ equity	17,625,734	20,591,859	3,142,932
Noncontrolling interests	126,821	(202,944)	(30,975)

Total equity	17,752,555	20,388,915	3,111,957

Total liabilities, mezzanine equity and equity	23,730,845	26,152,546	3,991,658